February 27, 2015

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Preliminary Proxy Statement on Schedule 14A of Herbalife Ltd.

Dear Ladies and Gentlemen:

Herbalife Ltd. (the “Company”) transmits herewith for filing, pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, the Preliminary Proxy Statement and related proxy card on Schedule 14A (the “Proxy Statement”) of the Company. The Proxy Statement is to be used in connection with the Company’s upcoming solicitation of proxies for the Company’s 2015 Annual General Meeting of Shareholders. The Company currently intends to file with the Commission and begin distributing definitive copies of the Proxy Statement on March 10, 2015.

If you have any questions or comments concerning the materials being transmitted herewith, please contact me at (213) 745-0495.

Sincerely,

/s/ James Berklas

James Berklas

Senior Vice President & Associate General Counsel

Chief Compliance Officer

Associate Corporate Secretary